# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROASSURANCE CORPORATION, CIK 0001127703
CUSIP: 74267C106
Title of class of securities: Common Stock, par value $.01
Address of issuer's principal executive offices: 100 Brookwood Place, Birmingham, Alabama (AL), 35209
Date of event which requires filing of this statement: 06/26/2026
Amends the filing with accession number 0001104659-25-033995
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01
Name of issuer: PROASSURANCE CORPORATION
Address of issuer's principal executive offices: 100 Brookwood Place, Birmingham, Alabama (AL), 35209

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 1 ("Amendment No. 1") relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") with the SEC on April 4, 2025, (as amended by this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of the Schedule 13D on April 4, 2025, on June 26, 2026, the Issuer consummated the merger (the "Merger") pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $25.00 in cash, without interest. In connection with the Merger, the Reporting Persons' 2,615,966 Shares, which consisted of 896,690 Shares sold for the benefit of PRA Master Fund; 644,313 Shares sold for the benefit of Systematic Master Fund; 290,659 Shares sold for the benefit of the Relative Value Master Fund and 784,304 Shares sold for the benefit of two Managed Accounts, were cancelled and converted into the right to receive $25.00 in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on June 26, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership and the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business on June 26, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership and the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. The Reporting Persons purchased additional 53,990 Shares in aggregate totaling $1,309,032.67 (excluding commissions and other execution-related costs) on behalf of the Funds in the prior sixty days.
Other persons with the right to receive dividends or sale proceeds: As of June 26, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business June 26, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of June 30, 2026, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on June 30, 2026.
99.3 Schedule A, dated as of June 30, 2026.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, Member (06/30/2026)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, its General Partner (06/30/2026)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (06/30/2026)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (06/30/2026)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member By: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner